SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 93719 / December 6, 2021

Admin. Proc. File No. 3-19651

In the Matter of

PRIMERA FOODS CORPORATION,
RUBICON CORP. A/K/A OSPREY HOLDING, INC., and
SUPER 8 MOTELS TEXAS LTD.

OPINION OF THE COMMISSION AS TO PRIMERA FOODS CORPORATION AND
SUPER 8 MOTELS TEXAS LTD.

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Companies failed to file periodic reports in violation of Section 13(a) of the Securities
Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the
public interest to revoke the registration of the companies' securities.

APPEARANCES:

Christopher Bruckmann and *Gina Joyce* for the Division of Enforcement.

Primera Foods Corporation and Super 8 Motels Texas Ltd. ("Respondents"), issuers with classes of securities registered with the Commission, each failed to file an answer in response to an order instituting proceedings (the "OIP") alleging that they did not file required periodic reports.[1] Respondents again failed to respond to an order to show cause why they should not be found in default.[2] We now find Respondents to be in default, deem the allegations of the OIP to be true as to them, and revoke the registrations of their securities.

I.   Background

A.   The Commission issued an order instituting proceedings against Respondents alleging that they violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On January 13, 2020, the Commission issued the OIP against Respondents pursuant to Section 12(j) of the Securities Exchange Act of 1934. Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4] The periodic reports are required to be filed even if the registration is voluntary under Section 12(g).[5] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6] These requirements are imposed "for the proper protection of

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[1]   *Primera Foods Corp.*, Exchange Act Release No. 87947, 2020 WL 136652 (Jan. 13, 2020). The OIP also instituted proceedings against respondent Rubicon Corp. a/k/a Osprey Holding, Inc. ("Rubicon"). The Division of Enforcement moved for an order entering a default and imposing sanctions against all three respondents. We subsequently issued orders regarding service as to Rubicon to clarify certain matters related to the service of the OIP on Rubicon. *See, e.g.*, *Primera Foods Corp.*, Exchange Act Release No. 92069, 2021 WL 2182279 (May 28, 2021). Accordingly, this opinion and accompanying order does not apply to Rubicon. The Commission will address the Division's motion regarding Rubicon separately.

[2]   *Primera Foods Corp.*, Exchange Act Release No. 91043, 2021 WL 396766 (Feb. 2, 2021).

[3]   15 U.S.C. § 78*l*(j).

[4]   *See* 15 U.S.C. §§ 78m(a), 78*l*.

[5]   *See* 15 U.S.C. §§ 78m(a), 78*l*(g).

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

investors and to insure fair dealing" in an issuer's securities.[7] A violation of these provisions does not require scienter.[8]

The OIP alleges that both Respondents are delinquent in their periodic filings with the Commission because they have repeatedly failed to meet their obligations to file timely periodic reports. The OIP further alleges that Respondents also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, by failing to maintain a valid address on file with the Commission, did not receive such letters.

Specifically, the OIP alleges that Primera Foods Corporation ("Primera Foods") (CIK No. 1049775) is a Delaware corporation located in Cameron, Wisconsin with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The OIP further alleges that Primera Foods is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form S-1/A for the period ended March 31, 1998. The OIP alleges that, as of January 7, 2020, the common stock of Primera Foods was not publicly quoted or traded.

The OIP also alleges that Super 8 Motels Texas Ltd. ("Super 8 Motels") (CIK No. 313299) is a cancelled Texas limited partnership located in Rockwall, Texas with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The OIP further alleges that Super 8 Motels is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 2, 1998. The OIP alleges that, as of January 7, 2020, the limited partnership units of Super 8 Motels were not publicly quoted or traded.

The OIP directed each Respondent to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[9] The OIP informed Respondents that if they failed to answer, they may be deemed in default, the proceedings may be determined against them upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as to them as provided in the Rules of Practice.[10]

B.   Respondents failed to answer the OIP or respond to a show cause order.

Respondents were both properly served with the OIP, but neither answered it. On June 28, 2021, more than ten days after service on Respondents, they were ordered to show cause by July 12, 2021, why the registration of their securities should not be revoked by default due to

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[7]   15 U.S.C. § 78m(a).

[8]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

their failure to file an answer and to otherwise defend this proceeding.[11] Respondents were warned that if they "fail[ed] to respond to th[e] order to show cause, they may be deemed in default, the proceeding may be determined against them, and the registration of their securities may be revoked." Neither Respondent subsequently answered the OIP or responded to the show cause order.

II. Analysis

A. We hold Respondents in default, deem the OIP's allegations to be true as to them, and find that Respondents violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 220(f) provides that if a respondent fails to file an answer required by this rule within the time provided, such respondent may be deemed in default pursuant to Rule 155(a).[12] Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[13] Because Respondents have failed to answer, and have not responded to the order to show cause, we find it appropriate to deem Respondents in default and to deem the allegations of the OIP to be true as to them.

The OIP alleges that each Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that each has failed to file required annual and quarterly reports. The allegations of the OIP, deemed true, establish that each Respondent violated Exchange Act Section 13(a) and the rules thereunder.[14]

B. We deem it necessary and appropriate to revoke the registration of all classes of Respondents' registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities if the issuer has failed to make required filings.[15] We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved,

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[11]   *See supra* note 2.

[12]   17 C.F.R. § 201.220(f).

[13]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]   *See supra* notes 4–8 and accompanying text.

[15]   15 U.S.C. § 78*l*(j); *see also* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[16]

Although these factors are nonexclusive, and no single factor is dispositive,[17] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[18]

Respondents' violations were recurrent in that they each have failed to file required annual and quarterly reports for a period of over two decades.[19] These violations were serious because "reporting requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[20] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act, . . . depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable

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[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011); *Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

[19]   *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *China-Biotics,* 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent). We take official notice of Respondent's EDGAR filings, which demonstrate that its delinquency has continued since the issuance of the OIP. *See* Rule of Practice 323, 17 C.F.R. § 201.323 ("Official notice may be taken of . . . any matter in the public official records of the Commission . . . ."); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP[] in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission).

[20]   *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 18 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

information."[21] Respondent's "'long history of ignoring . . . reporting obligations' evidences a 'high degree of culpability.'"[22] And because Respondents failed to answer the OIP or respond to the show cause order, they have submitted no evidence of any efforts to remedy their past violations and ensure future compliance. Nor have they made any assurances against further violations.

Accordingly, each of the factors we analyze favors revocation. Respondents have failed to make a "strongly compelling showing" to justify another sanction. We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondents' registered securities.

An appropriate order will issue.

By the Commission (Chair GENSLER and Commissioners PEIRCE, ROISMAN, LEE, and CRENSHAW).

Vanessa A. Countryman
Secretary

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[21]   *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[22]   *See, e.g.*, *Citizens Capital*, 2012 WL 2499350, at *5 (ellipsis in original) (quoting *America's Sports Voice*, 2007 WL 858747, at *3).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 93719 / December 6, 2021

Admin. Proc. File No. 3-19651

In the Matter of

PRIMERA FOODS CORPORATION,
RUBICON CORP. A/K/A OSPREY HOLDING, INC., and
SUPER 8 MOTELS TEXAS LTD.

ORDER IMPOSING REMEDIAL SANCTIONS AS TO PRIMERA FOODS CORPORATION
AND SUPER 8 MOTELS TEXAS LTD.

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Primera
Foods Corporation under Section 12(g) of the Securities Exchange Act of 1934 is hereby
revoked pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of Super 8
Motels Texas Ltd. under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked
pursuant to Exchange Act Section 12(j).

The revocations are effective as of December 7, 2021.

By the Commission.

Vanessa A. Countryman
Secretary